UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INSPIRED ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

45782N108

(CUSIP Number)

A. Lorne Weil

c/o Inspired Entertainment, Inc.

250 West 57th Street, Suite 415

New York, New York 10107

(646) 565-3861

with a copy to:

Douglas S. Ellenoff, Esq.

Jeffrey W. Rubin, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

(212) 370-1300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 23, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45782N108

1.	Names of Reporting Persons. Hydra Industries Sponsor LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of Shares	7.	Sole Voting Power: 0
Beneficially Owned by	8.	Shared Voting Power: 896,179
Each Reporting
Person With	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 896,179

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 896,179

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.6%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.	45782N108

1.	Names of Reporting Persons. A. Lorne Weil

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: Canada

Number of Shares	7.	Sole Voting Power: 1,855,948
Beneficially Owned by	8.	Shared Voting Power: 896,179
Each Reporting
Person With	9.	Sole Dispositive Power: 1,855,948
	10.	Shared Dispositive Power: 896,179

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,752,127

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.5%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on June 9, 2017, as amended by Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed by the Reporting Persons with the SEC on January 23, 2018 (such Schedule 13D, as amended by Amendment No. 1, the “Schedule 13D”). The Schedule 13D, as amended by this Amendment, relates to the common stock, par value $0.0001 per share (“Common Stock”), of Inspired Entertainment, Inc. (formerly known as Hydra Industries Acquisition Corp.), a corporation formed under the laws of the State of Delaware (the “Issuer”), whose principal executive offices are located at 250 West 57th Street, Suite 415, New York, New York 10107.

As further described herein, the Schedule 13D is hereby being amended to report the exercise of certain warrants to purchase Common Stock (“Warrants”) held by the Reporting Persons and to reflect other changes in beneficial ownership since the date of Amendment No. 1 that occurred as a result of the vesting of awards of restricted stock units (“RSUs”) held by A. Lorne Weil.

Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby deleted and replaced with the following text:

This statement is being filed by the following persons (each, a “Reporting Person” and, together, the “Reporting Persons”):

(1) Hydra Industries Sponsor LLC (“Hydra Sponsor”); and

(2) A. Lorne Weil.

Hydra Sponsor is a Delaware limited liability company that was a sponsor of the Issuer’s initial public offering, which was consummated on October 24, 2014 (the “IPO”). The business address of Hydra Sponsor is 250 West 57th Street, Suite 415, New York, New York 10107. The principal business of Hydra Sponsor is investments. Mr. Weil is the managing member of Hydra Sponsor. Mr. Weil has voting and dispositive power over the securities of the Issuer held by Hydra Sponsor. The membership interests in Hydra Sponsor are owned by Mr. Weil and Mr. Weil’s children or trusts for their benefit. Mr. Weil may be deemed the beneficial owner of the securities of the Issuer held by Hydra Sponsor.

Mr. Weil is a citizen of Canada. His address is c/o Hydra Industries Sponsor LLC, 250 West 57th Street, Suite 415, New York, New York 10107. Mr. Weil is the Executive Chairman of the Issuer.

During the last five years, neither of the Reporting Persons: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On November 23, 2021, the Reporting Persons exercised their Warrants in full in accordance with the cashless exercise features of the Warrants. Such exercises resulted in the Issuer issuing 469,164 shares to Mr. Weil in connection with his cashless exercise of 4,100,000 Warrants and in the Issuer issuing 419,871 shares to Hydra Sponsor in connection with its cashless exercise of 3,669,230 Warrants.

Between January 2020 and July 2021, Mr. Weil was issued an aggregate of 142,447 shares of Common Stock from the Issuer in net settlement of an aggregate of 250,815 of his vested RSUs (from awards or tranches of awards) that vested between December 31, 2019 to June 30, 2021 (the balance was withheld to satisfy the tax withholding requirements associated with the RSUs). Mr. Weil’s holdings of RSUs from historical grants of the Issuer that remain unsettled are described below in Item 5; such holdings consist of an aggregate of 1,091,272 RSUs that vested but remain subject to deferred settlement during his employment and an aggregate of 861,343 RSUs that are unvested, including 153,065 RSUs that are scheduled to vest within 60 days of the date hereof.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby deleted and replaced with the following text:

The acquisition of securities of the Issuer set forth in the Schedule 13D, as amended by this Amendment, is for investment purposes. In addition, Mr. Weil has received RSU awards in connection with his position of Executive Chairman of the Issuer. Except in Mr. Weil’s capacity as Executive Chairman of the Issuer and as set forth herein, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted and replaced with the following text:

(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 24,970,824 shares of Common Stock outstanding as of November 26, 2021. The number of shares of Common Stock that each of the Reporting Persons beneficially owns does not take into account shares of Common Stock held by the other stockholders party to the Stockholders Agreement (as described below), pursuant to which such stockholders have agreed, in certain circumstances, to vote for Hydra Sponsor’s designees to the board of directors of the Issuer as described in Item 6.

As of the filing date of this Amendment, Hydra Sponsor directly beneficially owns 896,179 shares of Common Stock, representing approximately 3.6% of the outstanding shares of Common Stock; and Mr. Weil directly beneficially owns 1,855,948 shares of Common Stock, which includes (i) 1,091,272 shares subject to RSUs that are vested (but remain subject to deferred settlement during Mr. Weil’s employment with the Issuer, consisting of 926,272 RSUs granted in December 2017 and 165,000 stock price based RSUs granted pursuant to Mr. Weil’s Employment Agreement (as described below) that achieved the applicable targets), and (ii) 153,065 shares subject to RSUs that are scheduled to vest within 60 days of the date hereof. Mr. Weil’s beneficial ownership (including the holdings of Hydra Sponsor, as to which Mr. Weil may be deemed the beneficial owner), totaling an aggregate of 2,752,127 shares of Common Stock, represents approximately 10.5% of the outstanding shares of Common Stock.

Mr. Weil also holds an aggregate of 708,278 additional RSUs from awards granted to him from time to time by the Issuer under its equity incentive plans in connection with his position of Executive Chairman. However, because the shares of Common Stock subject to such RSUs are not vested or scheduled to vest within 60 days of the date hereof, Mr. Weil is not deemed to beneficially own such shares as of the date hereof for purposes of this Schedule 13D. Such RSUs are as follows:

●	60,778 RSUs scheduled to vest on December 31, 2022 (reflecting the last installment of an award of 121,555 RSUs granted on August 31, 2020);

●	25,000 RSUs scheduled to vest in two equal installments of 12,500 RSUs on each of December 31, 2022 and December 31, 2023 (reflecting the last two installments from an award of 37,500 RSUs granted on June 9, 2021);

●	37,500 performance-based RSUs granted on June 9, 2021 as to which vesting is conditioned on attainment of pre-established performance criteria for 2021 (i.e., Adjusted EBITDA) and a time-based vesting schedule through December 31, 2023; and

●	An aggregate of 585,000 of the RSUs granted to Mr. Weil as part of sign-on awards pursuant to his Employment Agreement, dated October 9, 2020, as amended on June 21, 2021 (as so amended and as may be further amended from time to time, the “Employment Agreement”), consisting of (i) 165,000 time-based RSUs as to which 85,000 RSUs are scheduled to vest on December 31, 2022 and 80,000 RSUs on December 31, 2023; (ii) 187,500 performance-based RSUs as to which vesting is conditioned on attainment of pre-established performance criteria (i.e., Adjusted EBITDA) (62,500 RSUs per year for 2022, 2023 and 2024); and (iii) 232,500 stock price based RSUs as to which vesting is subject to attainment of price targets—135,000 RSUs at $15.00, 50,000 RSUs at $17.50 and 47,500 RSUs at $20.00.

The filing of the Schedule 13D, as amended by this Amendment, shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities of the Issuer that such Reporting Person does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that such Reporting Person does not directly own.

(b) Hydra Sponsor may be deemed to share with Mr. Weil the power to vote and dispose of the shares of Common Stock directly beneficially owned by Hydra Sponsor.

(c) The following is a description of the transactions by the Reporting Persons with respect to the Common Stock during the period commencing sixty (60) days prior to the date hereof:

●	On November 23, 2021, Hydra Sponsor acquired 419,871 shares of Common Stock pursuant to the cashless exercise of 3,669,230 Warrants which were surrendered to the Issuer.

●	On November 23, 2021, Mr. Weil acquired 469,164 shares of Common Stock pursuant to the cashless exercise of 4,100,000 Warrants which were surrendered to the Issuer.

The Warrants that were held by the Reporting Persons were exercisable at a purchase price of $5.75 per half share of Common Stock and $11.50 per whole share of Common Stock. The net number of shares issuable upon cashless exercise of the Warrants was determined in accordance with Section 3.3.1(c) of the Warrant Agreement by dividing (x) the product of the number of shares of Common Stock underlying the Warrants multiplied by the difference between $11.50 and the Fair Market Value by (y) the Fair Market Value. The Fair Market Value, as defined, was determined based on the average last sale price of the Issuer’s Common Stock for the ten (10) trading days ending on the third trading day prior to the date of exercise (November 23, 2021), which was $14.913. The balance of the shares underlying the Warrants were withheld by the Issuer to cover the exercise price of the Warrants.

There have been no other transactions by the Reporting Persons in the class of securities reported on that were effected within the past 60 days.

(d) Not applicable.

(e) Hydra Sponsor’s beneficial ownership ceased to be in excess of 5% of the Issuer’s outstanding shares of Common Stock as of November 23, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

Employment Agreement

Mr. Weil’s Employment Agreement with the Issuer provided for him to receive 750,000 RSUs (comprised of a mix of time based, performance based and stock price based RSUs) upon approval of the Issuer’s 2021 Omnibus Incentive Plan (“2021 Plan”) by the Issuer’s stockholders which occurred on May 11, 2021. The Employment Agreement specifies the vesting schedule and applicable criteria for vesting of the awards as described in Item 5 (an aggregate of 165,000 of the stock price based RSUs have vested (the applicable targets having been met) and the remaining RSUs covered by the awards (585,000 RSUs) are unvested). The 750,000 RSUs are subject to deferred settlement such that units that satisfy applicable vesting conditions would not settle until termination of Mr. Weil’s services or, if earlier, upon a change in control as specified in the 2021 Plan. In addition, the Employment Agreement provides that, in the event the Issuer elects to terminate Mr. Weil’s employment without cause, or if Mr. Weil terminates his employment for good reason, Mr. Weil’s other holdings of RSUs (excluding the sign-on RSUs) would remain outstanding subject to potential vesting in accordance with the time, performance or other conditions applicable to the awards; and, with respect to the sign-on RSUs, if Mr. Weil’s employment terminates prior to the end of the Employment Agreement, the unvested portion would lapse in circumstances other than death, a “change in control termination event” (as defined) or if the Company’s stock is no longer publicly traded, in which case, all or a portion of the outstanding balance would vest.

Item 7. Material to be Filed as Exhibits.

99.1	Employment Agreement, dated as of October 9, 2020, by and between the Issuer and A. Lorne Weil (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed with the SEC on October 13, 2020).

99.2	Letter, dated April 12, 2021, from the Issuer to A. Lorne Weil (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Issuer, filed with the SEC on May 14, 2021).

99.3	Addendum, effective June 21, 2021, to the Employment Agreement dated October, 9, 2020 by and between the Issuer and A. Lorne Weil (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed with the SEC on June 24, 2021).

99.4	Joint Filing Agreement by and between Hydra Industries Sponsor LLC and A. Lorne Weil, dated June 9, 2017 (previously filed).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 29, 2021

HYDRA INDUSTRIES SPONSOR LLC, a Delaware limited liability company

By:	/s/ A. Lorne Weil
Name:	A. Lorne Weil
Title:	Managing Member

/s/ A. Lorne Weil
A. Lorne Weil

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)